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United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 13, 2014
Commission File Number: 001-36614

Alibaba Group Holding Limited
(Registrant's name)

c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay
Hong Kong
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F	☒	Form 40-F	☐

       Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

       Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

 EXHIBITS

Exhibit 99.1	—	Press Release — Alibaba Group Announces Proposed Offering of Senior Unsecured Notes

Exhibit 99.2	—	Supplemental Information Relating to Alibaba Group

Exhibit 99.3	—	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months ended September 30, 2013 and 2014

 SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED
Date: November 13, 2014	By:	/s/ MAGGIE WEI WU Name: Maggie Wei Wu Title: Chief Financial Officer

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EXHIBITS
SIGNATURES